SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 14, 2002


                                  ENDESA, S.A.
             (Exact name of registrant as specified in its charter)


                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                    Form 20-F X           Form 40-F
                             ---                    ----

                Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
                 also thereby furnishing the information to the
                                   Commission
                 pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:

                      Yes                   No X
                          ----                ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ENDESA, S.A.

Dated: November 14, 2002                    By:
                                               -------------------------
                                           Name: Jacinto Pariente
                                                 Title: Manager of North America
                                                 Investor Relations


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ENDESA Ratifies the Sale of Its Mainland Transmission Network to Red
Electrica

    NEW YORK--Nov. 14, 2002--ENDESA

    -- The transaction includes the assets in operation, the assets to come on line before December 31st, 2002, the work in progress to be operating in 2003 and the fiber optic associated to these assets. Moreover ENDESA will assume the operation and maintenance of the network for three years.

    -- The transaction amounts to Euro 1,052 Mn out of which Euro 950 Mn correspond to the sale of assets and Euro 102 Mn to the operation and maintenance of the network.

    -- Capital gains will amount to approximately Euro 400 Mn for ENDESA.

    -- In general terms, the real estate property associated to the land is not included in this transaction.

    -- ENDESA will keep the right of use and exploitation of the fiber optic installed in the network for 99 years.

    -- ENDESA holds its rights to carry out transmission activities according to the prevailing regulatory framework.

    Endesa's (NYSE:ELE) Board of Directors has ratified the sale of its mainland transmission assets in Spain to REE.
    The transaction includes the assets in operation, the assets to come on line before year-end 2002 and the work in progress to be operating in 2003.
    Moreover ENDESA will assume the operation and maintenance of the network for three years and will provide technical support to REE in the fourth year.
    The total amount of the transaction is Euro 1,052 Mn, Euro 950 Mn corresponding to the sale of the transmission assets and Euro 102 Mn to the Operating and Maintenance contract mentioned above.
Endesa's gross capital gain will be Euro 400 Mn approximately.
    The sale requires the relevant permits and will have effect during the first quarter 2003.


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Assets included in the agreement

    Endesa's mainland transmission assets included in the agreement amount to 5,858 Km of circuits, 3,449 MVA of transforming capacity, 701 bus bar connections and 134 sub-stations. These assets are located in four Spanish regions: Catalonia, Andalusia, Aragon and Galicia.
    Explicitly excluded from the transaction are the switching centers, the controlling systems of the company and the international connections of 66 kV and 15 kV.
    In general terms, the sale does not include the real estate properties of the land affected by the sale, except for those devoted to the transmission activities in which Endesa will maintain the exclusive right of the urban use and their residual value.

Other aspects of the agreement

    For a period of 99 years Endesa will maintain the right of use and exploitation of the fiber optic installed in the electricity lines sold. Furthermore, Endesa and REE will share the right to lay new fiber optic over these lines.
    Independently from this sale, Endesa will maintain its right to carry out electricity transmission activities in the Spanish mainland system.
    For additional information please contact Jacinto Pariente, North America Investor Relations Office, Phone # 212 750 7200 jpariente@endesa.es

    CONTACT: ENDESA, New York
             Jacinto Pariente, 212/750-7200
             jpariente@endesa.es


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